                                                               FORM 3

                                              U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
                                   of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of                 |2. Date of Event Re- |4. Issuer Name and Ticker or Trading Symbol                         |
|   Reporting Person                    |   quiring Statment  |                                                                    |
|                                       |   (Month/Day/Year)  |                                                                    |
|     SJMB, LLC                         |     1/19/00         |    Intelect Communications, Inc. (ICOM)                            |
|   ----------------------------------  |  -----------------  |  ----------------------------------------------------------------  |
|     (Last)     (First)      (Middle)  |3. IRS or Social Se- |5. Relationship of Reporting Person to Issuer |6. If Amendment,     |
|                                       |   curity Number of  |             (Check all applicable)           |   Date of Original  |
|                                       |   Reporting Person  |                                              |   (Month/Day/Year)  |
|     777 Post Oak Blvd., Suite 950     |   (Voluntary)       |  [ ] Director              [X] 10% Owner     |                     |
|   ----------------------------------  |                     |                                              |       Filed         |
|           (Street)                    |                     |                                              |---------------------|
|                                       |                     |  [ ] Officer (give title   [ ] Other (specify|7.Individual or Joint|
|                                       |   ----------------  |               below)                  below) |  Group Filing (check|
|     Houston,      TX         77056    |                     |                                              |  applicable line)   |
|   ----------------------------------- |                     |     -------------------------------------    |                     |
|    (City)      (State)       (Zip)    |                     |                                              |[X]Form filed by one |
|                                       |                     |                                              |   reporting person  |
|                                       |                     |                                              |[ ]Form filed by more|
|                                       |                     |                                              |   than one reporting|
|                                       |                     |                                              |   person            |
|                                       |------------------------------------------------------------------------------------------|
|                                       |                                                                                          |
|                                       |                  Table I -- Non-Derivative Securities Beneficially Owned                 |
|---------------------------------------|------------------------------------------------------------------------------------------|
|1. Title of Security                   |2. Amount of Securities         | 3. Ownership         | 4. Nature of Indirect Beneficial |
|                                       |   Beneficially Owned           |    Form: Direct (D)  |    Ownership                     |
|                                       |   (Instr. 4)                   |    or Indirect (I)   |    (Instr. 5)                    |
|                                       |                                |    (Instr. 5)        |                                  |
|---------------------------------------|--------------------------------|----------------------|----------------------------------|
|  Common Stock                         |  3,280,878                     |          D           |                (1)               |
|---------------------------------------|--------------------------------|----------------------|----------------------------------|
|                                       |                                |                      |                                  |
|---------------------------------------|--------------------------------|----------------------|----------------------------------|
|                                       |                                |                      |                                  |
|---------------------------------------|--------------------------------|----------------------|----------------------------------|
|                                       |                                |                      |                                  |
|---------------------------------------|--------------------------------|----------------------|----------------------------------|
|                                       |                                |                      |                                  |
|---------------------------------------|--------------------------------|----------------------|----------------------------------|
|                                       |                                |                      |                                  |
|---------------------------------------|--------------------------------|----------------------|----------------------------------|
|                                       |                                |                      |                                  |
------------------------------------------------------------------------------------------------------------------------------------

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                       (Print or Type Responses)

                                                                                                                  FORM 3 (Continued)

        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative         |2. Date Exer-    |3. Title and Amount of          |4. Conver- |5. Ownership  |6. Nature of In-    |
|   Security (Instr. 4)         |   cisable and   |   Securities Underlying        |   sion or |   Form of    |   direct Beneficial|
|                               |   Expiration    |   Derivative Security          |   Exercise|   Derivative |   Ownership        |
|                               |   Date          |   (Instr. 4)                   |   Price of|   Security:  |   (Instr. 5)       |
|                               |   (Month/Day/   |                                |   Deri-   |   Direct (D) |                    |
|                               |   Year)         |                                |   vative  |   or Indirect|                    |
|                               |                 |                                |   Security|   (I)        |                    |
|                               |-----------------|--------------------------------|           |   (Instr. 5) |                    |
|                               |        |        |                    |   Amount  |           |              |                    |
|                               |Date    |Expira- |                    |     or    |           |              |                    |
|                               |Exer-   |tion    |        Title       |   Number  |           |              |                    |
|                               |cisable |Date    |                    |     of    |           |              |                    |
|                               |        |        |                    |   Shares  |           |              |                    |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|  Convertible Note             | 8/13/99| 7/31/00|  Common Stock      |    594,900|   3.33    |      D       |         (1)        |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|  Warrants                     | 4/2/98 | 2/12/01|  Common Stock      |  2,701,801|   2.98    |      D       |        (1,2)       |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|  Warrants                     | 1/13/99| 2/12/01|  Common Stock      |    382,500|   3.50    |      D       |        (1,2)       |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|                               |        |        |                    |           |           |              |                    |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|                               |        |        |                    |           |           |              |                    |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|                               |        |        |                    |           |           |              |                    |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|                               |        |        |                    |           |           |              |                    |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|                               |        |        |                    |           |           |              |                    |
|-------------------------------|--------|--------|--------------------|-----------|-----------|--------------|--------------------|
|                               |        |        |                    |           |           |              |                    |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) See Attachment
(2) See Attachment
                                                                   /s/ JAMES H. HARRISON, CFO                         2/29/00
                                                        ------------------------------------------------------  -------------------
                                                                       James H. Harrison, CFO

                                                                    **Signature of Reporting Person                     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See Instruction 6 for procedure.

INTELECT COMMUNICATIONS, INC.
EXPLANATION OF RESPONSES FOR FORM 3

(1) Directly owned by SJMB, L.P. of which Reporting Person is sole general partner

(2) The warrants, which were filed as Exhibit 10.70 in ICOM's 10-K dated March 31, 1998, requires ICOM to inform SJMB of events that trigger the warrant anti-dilution provisions and the impact of such events. ICOM has not formally informed SJMB of any such events subsequent to November 10, 1998. However, SJMB believes that several events have occurred that trigger the warrant anti-dilution provisions and the foregoing does not include additional shares that will be issued to SJMB nor any adjustment to the exercise price as the result of such subsequent events. SJMB has requested ICOM clarify the details of any such subsequent events and is currently waiting for such clarification. Once ICOM, in compliance with the anti-dilution provisions of the warrants, informs SJMB of the additional warrants to be issued as a result of the subsequent event, SJMB will further amend to reflect the additional shares to which it is a beneficial owner and the adjustment to the exercise price thereof.

Does not include 430,642 shares of common stock and 342,700 shares of common stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co. through a participation agreement with SJMB. SJMB disclaims ownership of all shares subject to the participation agreement.